Acri Capital Merger Sub I Inc.

13284 Pond Springs Rd, Ste 405

Austin, Texas 78729

June 28, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Charli Wilson

Re:	Acri Capital Merger Sub I Inc.

Draft Registration Statement No. 2 on Form S-4

Submitted May 23, 2024

CIK No. 0002013807

Dear Ms. Wilson:

Acri Capital Merger Sub I Inc. (“we”, “us”, “our”, or the “Company”) hereby provides responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated June 14, 2024 (the “Letter”), regarding the Company’s draft registration statement No.2 on Form S-4 referenced above (the “Draft Registration Statement”), in connection with the proposed business combination involving, among others, the Company, Acri Capital Acquisition Corporation, a Delaware corporation (“ACAC”), Acri Capital Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of the Company, and Foxx Development Inc., a Texas corporation (“Foxx”). Contemporaneously, the Company is filing an initial Registration Statement on Form S-4 publicly via Edgar (the “Registration Statement”).

For reference purposes, the comments contained in the Staff’s Letter are repeated below in bold and are followed by the Company’s corresponding responses. All references to page numbers and captions correspond to the Registration Statement, unless otherwise specified herein. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Registration Statement.

Draft Registration Statement on Form S-4 Submitted June 14, 2024

Timeline of Business Combination, page 6

1.	We note your response to prior comment 2 and reissue in part. Please describe the potential impact that the Transaction Financing will have on non-redeeming stockholders.

Response: We respectfully advise the Staff that since the Transaction Financing is currently in the form of promissory notes issued by Foxx, and the principal and accrued interest of the promissory notes will automatically convert into shares of Foxx Common Stock at $30.00 per share immediately prior to the Effective Time, except for dilution caused by issuance of Closing Payment Stock, the Transaction Financing, when considered alone, will not cause additional dilution to non-redeeming stockholders. We disclosed in the question entitled “What equity stake will non-redeeming Public Stockholders, the Foxx Stockholders, and the Founders hold in PubCo following the consummation of the Business Combination and what is the expected pro forma equity value of PubCo at the Closing” to explain the dilutive effect of issuance of Closing Payment Stock on non-redeeming stockholders. In response to the Staff’s comment, we revised the disclosure in the Registration Statement on page xiii to further clarify.

Notes to Unaudited Consolidated Financial Statements

Note 3 - Basis of presentation and significant accounting policies

Warranty, page F-9

2.

We note your expanded disclosure in response to prior comment 8 that, “Historically, the Company’s product defective rate was immaterial to the Company’s operations.” Please expand your disclosure to explain how you determined that your product defective rate has historically been immaterial. In this regard, we note your statement that all of your sale transactions prior to July 2023 were provided with 3% of products on top of each customer’s orders. Refer to ASC 460.

Response: In response to the Staff’s comment, we revised the disclosure in the Registration Statement on page F-9 to expand our disclosure to explain how Foxx determined that their product defective rate has historically been immaterial.

Audited Financial Statement of Acri Capital Merger Sub I Inc.

Notes to Consolidated Financial Statements

Note 10 - Subsequent Events, page F-59

3.

We note your revised disclosure in response to prior comment 11. We further note that the date of April 14, 2023, which you disclose your payments enabled you to extend the period of time to consummate the initial Business Combination has remained the same. Further, we note the three dates that you made payments to extend the period of time are subsequent to this date of April 14, 2023. We repeat our prior comment to advise or revise accordingly if this extended date is correct.

Response: In response to the Staff’s comment, we revised the disclosure in the Registration Statement on page F-79 to correct the typo on the date of April 14, 2024 from April 14, 2023.

General

4.

We note discussion of “AI-driven systems” and your intention to enter the Artificial Intelligence of Things (AIoT) market segment. Please indicate the products incorporating each technology in your pipeline and the stage of development of each technology. With respect to artificial intelligence, please indicate if your algorithms are proprietary or opensource, and update you risk factors to reflect the relevant risks.

Response: In response to the Staff’s comment, we revised the disclosure in the Registration Statement on pages 35, 134, and 135.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq. of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ “Joy” Yi Hua
“Joy” Yi Hua

cc:	Arila Zhou, Esq.
Ze’-ev D. Eiger, Esq.
Fang Liu, Esq.

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